UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Buffd, Inc. d/b/a "Juked"

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    April 3, 2020

Physical address of issuer
15507 S Normandie Ave Ste #347, Gardena, CA 90247

Website of issuer
http://www.juked.gg

Current number of employees
7

	Most recent fiscal year-end (2021)	**Prior fiscal year-end (2020)**
Total Assets	$575,493.26	$198,506.23
Cash & Cash Equivalents	$566,794.84	$195,464.31*
Accounts Receivable	$0	$0
Short-term Debt	$5,143.93	$0
Long-term Debt	$80,158.00	$8,918.00
Revenues/Sales	$0	$10,000.00
Cost of Goods Sold	$510,839.23	$0
Taxes Paid	$963.00	$0
Net Income	($1,039,611.55)	($612,386.01)

*This amounts to the total amount in Buffd, Inc.'s bank account.


April 27, 2022

JUKED




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Buffd, Inc. d/b/a "Juked", a Delaware corporation (the "**Company**," "**Juked**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is April 27, 2022.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company was originally incorporated on March 4, 2019 under the laws of the State of California. The Company was redomiciled as a Delaware corporation through an asset purchase agreement on April 3, 2020 ("**Reincorporation**") and is headquartered in Los Angeles, California. The California entity was dissolved on June 29, 2020.

The Company is located at 15507 S Normandie Ave Ste #347, Gardena, CA 90247.

The Company's website is https://app.juked.gg.

The Company conducts business in California.

The Business

Juked is a one-stop website destination that provides everything fans need to follow their favorite esports games, players, and teams. We've built a back-end system that allows us to aggregate schedules, scores, streams, brackets, and event information from across 35+ esports titles, making Juked the most comprehensive destination for esports information and broadcasts. Juked launched in September 2019 and quickly grew from 0 to 25,000 monthly active users in its first 6 months. Currently, Juked has over 6000 registered users and has been mentioned in the media as one of the top trending startups in the esports space. Juked was the winner of PlayerOMEGA's "Pitch Competition" where it competed against other top esports startups and was ultimately awarded $10,000 in prizing. Juked's vision is to create the esports industry's #1 destination where fans go to consume esports media and correspond with likeminded fans.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We rely on other companies to provide components and services for our products.

We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including licenses in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because

1

an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The products and services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our products and services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

COVID-19 Pandemic continues to have an unpredictable effect on business and industry and could result in the Company being unable to fulfill its obligations.

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

The market for our product may be smaller than we expect and we may not be able to generate the revenue we expect.

There can be no assurance that the market for our product is as we expect. Furthermore, the unit cost may not be achieved for many reasons, including the pricing of competing products, general economic conditions and the market.

We may face significant competition in our markets.

We are competing with a variety of companies in the United States and abroad. A number of companies are much larger, well-established, have longer-standing relationships with customers and potential business partners, have greater name recognition and have, or may have, access to significantly greater financial, and marketing resources. If we are unable to compete effectively with competitors, our business, financial conditions and results of operations may be adversely affected.

BUSINESS

Description of the Business

Juked is a one-stop website destination that provides everything fans need to follow their favorite esports games, players, and teams. We've built a back-end system that allows us to aggregate schedules, scores, streams, brackets, and event information from across 35+ esports titles, making Juked the most comprehensive destination for esports information and broadcasts. Juked launched in September 2019 and quickly grew from 0 to 25,000 monthly active users in its first 6 months. Currently, Juked has over 6,000 registered users and has been mentioned in the media as one of the top trending startups in the esports space. Juked was the winner of PlayerOMEGA's "Pitch Competition" where it competed against other top esports startups and was ultimately awarded $10,000 in prizing. Juked's vision is to create the esports industry's #1 destination where fans go to consume esports media and correspond with likeminded fans.

Business Plan

Juked also aims to become the main community hub where esports fans go not only to consume the content they care about, but also interact with other like-minded esports enthusiasts via discussion, community, and social features.

The Company's Products and/or Services

Product / Service	Description	Current Market
Juked.gg	The Juked website provides information about streams, schedules, standings, and events for 35+ esports communities.	There were 454 million esports viewers in 2019, and that number has grown more than 10% YoY since 2010. Juked supports more than 30 esports games; no known other major esports community hub covers more than 15.
The Download	Juked's weekly editorial-focused newsletter with the top events to follow each week.	While there are many email newsletters across esports, The Download is unique in its focus on "What to Watch" and its breadth of coverage (30+ esports games).

Daily Digest	An automated email sent to users' inboxes 9am local time, that breaks down the top tournaments and matches to watch each day across users' favorite games.	No known similar product exists in esports.
Juked Discord Bot	A Discord bot that sends notifications when events and matches start. It gives Discord communities access to the Juked calendar schedule.	There are over 3,000 esports-related and 25,000 gaming-related Discord communities and growing everyday. The Juked esports bot is unique in its function.
Juked Esports Mobile Application	The Juked Esports mobile app is an esports companion app that acts as a community and social networking product for esports fans and core gamers, where users can set up a profile, follow other users, create user generated content, and join in discussion of esports matches and news.	According to Newzoo, the esports market is now over 500 million viewers worldwide. The Juked App however is intended to reach an larger audience of esports fans and core gamers, which Juked estimates to be greater than 1 billion people around the world.

Competition

The markets in which our products are marketed are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we market our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, and value are also important differentiating factors.

We compete against other esports community sites. Key competitors include Strafe, Upcomer, and HLTV.

Customer Base

Our customers are fans of esports and competitive gaming. These are people who want to keep up with the latest news and events in esports and communicate with likeminded fans, as well as discuss strategies and updates to the games they play or follow.

Supply Chain

We are a consumer of the Abios Gaming Esports Data API, which helps us stay up to date on the latest esports tournament and player information for the ten (10) esports titles. However, we have an internal content management system and team of editors such that we are not reliant on Abios Gaming's API.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6028905	Juked	IC 038. US 100 101 104. G & S: Electronic transmission and streaming of digital media content for others via global and local computer networks; Streaming of audio material on the Internet; Streaming of audio, visual and audiovisual material via a global computer network; Streaming of data; Streaming of video material on the Internet; Video broadcasting; Video broadcasting services via the Internet.	September 16, 2019	April 7, 2020	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to current or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Benjamin Goldhaber	CEO, President	CEO, President, Juked (2019-present) Manage Company vision, culture, partnerships, marketing, business development, and fundraising. Director of Content Marketing, Twitch Interactive, Inc. (Feb 2011 – June 2018) Led Twitch's content marketing team who owned products like the Twitch front page promotion carousel, Twitch social media accounts, original shows like Twitch Weekly, and Twitch's original broadcasts at events like TwitchCon and E3.	University of California, Santa Cruz, BA, Environmental Economics, 2011 (degree not complete)
Christopher Chan	COO, Vice President, Secretary, Treasurer	COO, Vice President, Secretary, Treasurer (2019-present) Manage operations, product management, UI/UX design, user research, and analytics. CEO, Co-Founder, Visual Core LLC (Sep 2016 – present)	University of Texas at Austin, B.S., Computer Science, 1999

		Owner and operator. CEO, Founder, ChanmanV TV (March 2012 – present) Owner and operator.	
Nathaniel Goldhaber	Director	Director, Juked, (2019-present) Managing Director, Partner, Claremont Creek Ventures (Mar 2005 – present)	University of California, Berkeley, MA, Education, 1985
Alex Poon	Director	Director, Juked, (2019-present) General Partner, UP2398 (Dec 2015 – Present)	PhD, Medical Information Sciences, Stanford University, 1996; BS, Computer Science, Stanford University, 1991

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has seven (7) employees.

CAPITALIZATION, DEBT, AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**").

The Company was originally incorporated on March 4, 2019 under the laws of the State of California. The Company underwent a Reincorporation on April 3, 2020 and is headquartered in San Francisco, California. The California entity was dissolved on June 29, 2020.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,850,000
Par Value Per Share	$0.0001
Voting Rights	One (1) vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%*

*Percentage calculation includes outstanding capital stock only.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type of security	SAFEs
Amount outstanding	$195,000
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	$12,000,000 valuation cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the SAFEs convert to capital stock in accordance with their terms, the value of the Securities will be diluted.

Type of security	SAFEs
Amount outstanding	$692,492
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	$4,250,000 valuation cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the SAFEs convert to capital stock in accordance with their terms, the value of the Securities will be diluted.

Type of security	Crowd SAFEs
Amount outstanding	$1,070,000
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	$8,500,000 valuation cap. Conversion upon an equity financing (at the Company's election), liquidation (at the investor's failure to select a cash payment equal to the payment amount of the Securities), or dissolution.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A

Type of security	SAFEs
Amount outstanding	$415,000
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	$8,500,000 valuation cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the SAFEs convert to capital stock in accordance with their terms, the value of the Securities will be diluted.

Type	Options
Amount Outstanding	4, each convertible to varying shares of Common Stock upon exercise
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	The options vest at a rate of twenty five percent (25%) on the first anniversary of the vesting commencement date, and then in monthly increments of 1/48.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the options are exercised, the Company will issue new shares of Common Stock, which will dilute the value of the Securities.

Type	Options
Amount Outstanding	3, each convertible to varying shares of Common Stock upon exercise.
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	Ninety (90) days after the vesting commencement date, the options vest in monthly increments of 1/24.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the options are exercised, the Company will issue new shares of Common Stock, which will dilute the value of the Securities.

Type	Reserved Stock Awards
Amount Outstanding	4 awards, each for varying shares of Common Stock
Voting Rights	Reserved Stock Award holders only have voting rights of Common Stock upon vesting.
Anti-Dilution Rights	None
Material Terms	The Restricted Stock Awards vest at a rate of twenty five percent (25%) on the first anniversary of the vesting commencement date, and then in monthly increments of 1/48.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon vesting, shares of Common Stock are issued, which will dilute the value of the Securities.

Type of security	KISS-A
Amount outstanding	1 / $150,000
Voting Rights	None.
Anti-Dilution Rights	N/A
Terms	Automatically convertible into Common Stock on the completion of an equity financing event of at least $1,000,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If converted, the Company will issue new shares of Common Stock, which will dilute the value of the Securities.

Outstanding Debt

The Company has the following debt outstanding:

Type	Stockholders payable
Creditor	Benjamin Goldhaber
Amount Outstanding	$37,105
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A

Type	Stockholders payable
Creditor	Christopher Chan
Amount Outstanding	$34,135
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Benjamin Goldhaber	3,950,000 shares of Common Stock	44.63%*
Christopher Chan	3,650,000 shares of Common Stock	41.24%*

*This percentage calculation is derived from the Company's outstanding voting equities. Percentage calculated is an approximation and rounded to the nearest decimal point.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Financial statements are attached hereto as Exhibit A.

Operations

The Company was originally incorporated on March 4, 2019 under the laws of the State of California. The Company underwent Reincorporation on April 3, 2020, and is headquartered in San Francisco, California. The California entity was dissolved on June 29, 2020.

The Company provides a platform for esports fans to discover, watch, and engage with the global esports community. The Company's headquarters are in San Francisco, California. The Company began operations in 2019.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

As of December 31, 2021, the Company had $566,794.84 in aggregate cash and cash equivalents, leaving the Company with approximately seven (7) months of runway.

Liquidity and Capital Resources

The Company must acquire additional financing in order to sustain continued investment in growth over the next twelve (12) months.

The Company currently does not have any additional outside sources of capital apart from what is mentioned in this Form C-AR.

Capital Expenditures and Other Obligations

The Company has plans to hire additional employees if it is successful with a future round of financing, which will be a material capital expenditure.

Previous Offerings of Securities

The Company has made the following issuances of securities within the last three (3) years:

Security Type	Money Raised	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration
SAFEs	$195,000	7	Salaries & New Hires, Technology, Sales & Marketing, and Operational Costs	December 8, 2021 December 17, 2021 December 22, 2021 December 28, 2021 January 3, 2022 January 10, 2022 (x2)	Section 4(a)(2)
SAFEs	$415,000	10	Salaries & New Hires, Technology, Sales & Marketing, and Operational Costs	March 29, 2020 April 23 2020 May 6, 2020 May 9, 2020 October 14, 2020 December 7, 2020 January 12, 2021 January 15, 2021 February 25, 2021 March 15, 2021	Section 4(a)(2)

Options	$0	8	N/A	May 20, 2020 March 23, 2021 (x2) April 29, 2021 May 1, 2021 June 11, 2021 September 21, 2021 November 22, 2021	Rule 701(c)
Crowd SAFEs	$1,070,000	1,070,000	Salaries & New Hires, Technology, Sales & Marketing, Operational Costs, and Intermediary Fees	September 8, 2020	Section 4(a)(6)
Restricted Stock Awards	$0	4	N/A	April 30, 2020 March 4, 2021	Rule 701(c)
KISS-A	$150,000	1	Salaries & New Hires, Technology, Sales & Marketing, and Operational Costs	February 6, 2020	Section 4(a)(2)

SAFE	$692,492	14	Salaries & New Hires, Technology, Sales, Marketing, and Operational Costs	July 16, 2019 (x3) August 1, 2019 August 10, 2019 August 21, 2019 September 1, 2019 September 14, 2019 September 17, 2019 November 14, 2019 November 28, 2019 December 3, 2019 December 3, 2019	Section 4(a)(2)

See the section entitled "Capitalization and Ownership" for more information.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: In April of 2020, the Company entered into an Asset Purchase Agreement whereby the Company purchased the assets and liabilities of the California Company solely for the purpose of changing the Company's domicile from California to Delaware. The Company also has stockholders payable for Benjamin Goldhaber and Christopher Chan (see "Outstanding Debt," above).

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Benjamin Goldhaber
(Signature)

Benjamin Goldhaber
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Benjamin Goldhaber
(Signature)

Benjamin Goldhaber
(Name)

Chief Executive Officer and Director
(Title)

April 27, 2022
(Date)

/s/ Nathaniel Goldhaber
(Signature)

Nathaniel Goldhaber
(Name)

Director
(Title)

April 27, 2022

(Date)

/s/ Alex Poon

(Signature)

Alex Poon

(Name)

Director

(Title)

April 27, 2022

Exhibit A

Financial Statements

I, Benjamin Goldhaber, the Chief Executive Officer of Juked, hereby certify that:

(1)   the accompanying financial statements of Juked thereto for the period ending December 2021 included in this Form C-AR are true and complete in all material respects;

(2)   the tax return information of Juked included in this Form C-AR reflects accurately the information reported on the tax return for Juked filed for the fiscal year ended December 2021; and

(3)   that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 27, 2022.

 /s/ Benjamin Goldhaber
(Signature)

Name: Benjamin Goldhaber

Title: Chief Executive Officer

Date: April 27, 2022

Buffd Inc
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking -6653	31,208.14
Chase Savings -5833	1.00
First Republic Bank #9884	535,585.70
PayPal Bank	0.00
Total Bank Accounts	**$ 566,794.84**
Total Current Assets	**$ 566,794.84**
Fixed Assets	
Computer Equipment	8,698.42
Total Fixed Assets	**$ 8,698.42**
TOTAL ASSETS	**$ 575,493.26**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BREX - Credit Card	293.44
Chase Credit Card	4,123.63
B Goldhaber -9518	-65,206.73
C Chan -9526	65,933.59
Total Chase Credit Card	**$ 4,850.49**
Total Credit Cards	**$ 5,143.93**
Total Current Liabilities	**$ 5,143.93**
Long-Term Liabilities	
B Goldhaber SH Payable	37,105.00
C Chan SH Payable	34,135.00
N/P PPP Loan Kabbage	8,918.00
Total Long-Term Liabilities	**$ 80,158.00**
Total Liabilities	**$ 85,301.93**
Equity	
Equity Ben Goldhaber	395.00
Equity Benedikt Kraus	40.00
Equity Christopher Chan	365.00
Equity Delan Tai	80.00
Equity Jonathan Shipman	1,500.00
Retained Earnings	-965,023.77
SAFEs Equity	
SAFE Eden Chen	25,000.00
SAFE 500 Startups	150,000.00
SAFE Albert Sangjoon Lee	50,000.00
SAFE Baljit Singh	25,000.00
SAFE Ben Cassell	25,000.00

SAFE Calvin Spears		50,000.00
SAFE Cameron MacMillan		100,000.00
SAFE Christopher Sesi		25,000.00
SAFE Denarii Holdings		25,000.00
SAFE Golden Valley Mgt		25,000.00
SAFE Jared Messenger		20,000.00
SAFE Jeremy Terman		10,000.00
SAFE John Ebbert		75,000.00
SAFE Jonathan Mayer Shipman		50,000.00
SAFE Mike Lee		50,000.00
SAFE Mini Fund Global LLC		100,000.00
SAFE Moonwell Holdings		50,000.00
SAFE Nathaniel Goldhaber		200,000.00
SAFE Noveus Capital		117,492.00
SAFE Poon Family		25,000.00
SAFE Prime Trust		1,089,954.65
SAFE Saulo Perez		25,000.00
SAFE Scott Tranter		25,000.00
SAFE Sequoia Capital		15,000.00
SAFE Stephen Chan		40,000.00
SAFE Stewart Alsop II		50,000.00
SAFE Super Arcade		50,000.00
Total SAFEs Equity	**$**	**2,492,446.65**
Net Income		-1,039,611.55
Total Equity	**$**	**490,191.33**
TOTAL LIABILITIES AND EQUITY	**$**	**575,493.26**

Wednesday, Apr 20, 2022 10:03:07 AM GMT-7 - Accrual Basis

Juked.gg
Statement of Cash Flows
January - December 2021

	Jan - Mar, 2021	Apr - Jun, 2021	Jul - Sep, 2021	Oct - Dec, 2021	Total
OPERATING ACTIVITIES					
Net Income	(311,626.87)	(225,171.67)	(223,247.79)	(279,565.22)	(1,039,611.55)
Adjustments to reconcile Net Income to Net Cash provided by operations:					0.00
BREX - Credit Card			0.00	293.44	293.44
Chase Credit Card:B Goldhaber -9518	(5,672.28)	(6,151.05)	(8,563.52)	(7,749.78)	(28,136.63)
Chase Credit Card:C Chan -9526	8,694.21	7,722.13	9,421.63	7,149.15	32,987.12
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 3,021.93 $	1,571.08 $	858.11 $	(307.19) $	5,143.93
Net cash provided by operating activities	$ (308,604.94) $	(223,600.59) $	(222,389.68) $	(279,872.41) $	(1,034,467.62)
INVESTING ACTIVITIES					
Computer Equipment			(3,045.59)	(2,610.91)	(5,656.50)
Net cash provided by investing activities	$ - $	- $	(3,045.59) $	(2,610.91) $	(5,656.50)
FINANCING ACTIVITIES					
B Goldhaber SH Payable	37,105.00				37,105.00
C Chan SH Payable	34,135.00				34,135.00
Equity Ben Goldhaber	(37,105.00)				(37,105.00)
Equity Christopher Chan	(34,135.00)				(34,135.00)
Equity Jonathan Shipman	1,500.00				1,500.00
SAFEs Equity:SAFE Eden Chen	25,000.00				25,000.00
SAFEs Equity:SAFE Baljit Singh	25,000.00				25,000.00
SAFEs Equity:SAFE Jared Messenger				10,000.00	10,000.00
SAFEs Equity:SAFE Jeremy Terman				10,000.00	10,000.00
SAFEs Equity:SAFE John Ebbert				75,000.00	75,000.00
SAFEs Equity:SAFE Jonathan Mayer Shipman				25,000.00	25,000.00
SAFEs Equity:SAFE Mini Fund Global LLC	100,000.00				100,000.00
SAFEs Equity:SAFE Moonwell Holdings				25,000.00	25,000.00
SAFEs Equity:SAFE Prime Trust	1,089,954.65				1,089,954.65
SAFEs Equity:SAFE Saulo Perez	25,000.00				25,000.00
Net cash provided by financing activities	$ 1,266,454.65 $	- $	- $	145,000.00 $	1,411,454.65
Net cash increase for period	$ 957,849.71 $	(223,600.59) $	(225,435.27) $	(137,483.32) $	371,330.53

Buffd Inc
Profit and Loss
January - December 2021

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021	Total
Income													
Total Income												$	0.00
Cost of Goods Sold													
Hosting & Technology	3,405.06	894.34	881.04	1,620.90	946.52	2,440.39	1,369.50	1,922.83	1,217.24	1,626.15	33,881.18	21,851.52	72,056.67
Product & Engineering	32,898.81	37,717.74	36,577.49	45,235.38	47,248.08	51,497.98	48,074.29	46,523.46	43,791.09	36,394.29	9,192.54	3,631.41	438,782.56
Total Cost of Goods Sold	$ 36,303.87	$ 38,612.08	$ 37,458.53	$ 46,856.28	$ 48,194.60	$ 53,938.37	$ 49,443.79	$ 48,446.29	$ 45,008.33	$ 38,020.44	$ 43,073.72	$ 25,482.93	510,839.23
Gross Profit	-$ 36,303.87	-$ 38,612.08	-$ 37,458.53	-$ 46,856.28	-$ 48,194.60	-$ 53,938.37	-$ 49,443.79	-$ 48,446.29	-$ 45,008.33	-$ 38,020.44	-$ 43,073.72	-$ 25,482.93	510,839.23
Expenses													
Business Meals (local)												290.76	290.76
EMPLOYEE BENEFITS AND TAXES													0.00
Benefits					366.48	366.48	730.12	548.30	548.30	729.70	729.70	912.24	4,931.32
Payroll Tax - Salaries	6,385.54	9,892.56	5,305.45	3,417.18	1,535.74	1,808.15	1,824.57	515.90	1,922.87	2,936.40	2,656.92	3,937.14	42,138.42
Workers' Comp					38.20	41.33	44.46	44.46	50.43	73.16	73.16	91.16	456.36
Total EMPLOYEE BENEFITS AND TAXES	$ 6,385.54	$ 9,892.56	$ 5,305.45	$ 3,417.18	$ 1,940.42	$ 2,215.96	$ 2,599.15	$ 1,108.66	$ 2,521.60	$ 3,739.26	$ 3,459.78	$ 4,940.54	47,526.10
EXTERNAL CONSULTANTS & PROFESSIONAL FEES													0.00
Accounting, Audit, HR, & Tax Prep	250.00	275.00		250.00		2,000.00							2,775.00
Contractors	3,375.98	620.67	2,850.00	4,750.00	2,985.00	8,460.00	30.00		400.00	500.00	8,025.00	5,750.00	37,746.65
Legal Fees	3,410.00	69.00	110,144.97				1,250.00			1,426.00	15,733.00		132,032.97
Total EXTERNAL CONSULTANTS & PROFESSIONAL FEES	$ 7,035.98	$ 964.67	$ 112,994.97	$ 5,000.00	$ 2,985.00	$ 10,460.00	$ 1,280.00	$ 0.00	$ 400.00	$ 1,926.00	$ 23,758.00	$ 5,750.00	172,554.62
GENERAL & ADMINISTRATIVE													0.00
Bank Charges & Fees	72.25	70.50	70.08	69.49	70.63	121.29							474.24
Business Insurance			248.00							3,613.75			3,861.75
Business Taxes		107.00		800.00						56.00			963.00
Finance Charges & Interest Expense				59.48	-1,471.38		-37.71	17.48		-111.34	-22.04		-1,565.51
Office Expense	59.00	59.00	59.00	124.67	66.05	510.40	20.40	507.27	273.00			131.91	1,810.70
Payroll Processing Fees	87.00	69.00	105.00	132.75	843.00	853.00	-509.08	-95.00	570.00	-430.00	570.00	190.00	2,385.67
Taxes & Licenses	600.00		25.00										625.00
Total GENERAL & ADMINISTRATIVE	$ 818.25	$ 305.50	$ 507.08	$ 1,186.39	-$ 491.70	$ 1,484.69	-$ 526.39	$ 429.75	$ 843.00	$ 3,128.41	$ 547.96	$ 321.91	8,554.85
MARKETING, ADVERTISING, & PROMOTION													0.00
Advertising & Marketing	270.71	217.14	487.51	702.02	420.77	610.90	380.48	380.48	2,660.43	3,556.38	756.47	648.47	11,091.76
Total MARKETING, ADVERTISING, & PROMOTION	$ 270.71	$ 217.14	$ 487.51	$ 702.02	$ 420.77	$ 610.90	$ 380.48	$ 380.48	$ 2,660.43	$ 3,556.38	$ 756.47	$ 648.47	11,091.76
PAYROLL AND COMPENSATION EXPENSES													0.00
Salaries	16,347.27	22,120.43	15,596.65	9,500.82	17,173.32	19,426.65	21,679.98	21,679.98	24,762.26	35,632.48	35,632.48	48,584.98	288,137.30
Total PAYROLL AND COMPENSATION EXPENSES	$ 16,347.27	$ 22,120.43	$ 15,596.65	$ 9,500.82	$ 17,173.32	$ 19,426.65	$ 21,679.98	$ 21,679.98	$ 24,762.26	$ 35,632.48	$ 35,632.48	$ 48,584.98	288,137.30
TRAVEL & BUSINESS EXPENSES													0.00
Travel - Cabs Tolls, Parking		2.68		50.00	50.00	50.00	50.00	50.00	50.00	102.00	50.00	50.00	504.68
Travel - Lodging										112.25			112.25
Total TRAVEL & BUSINESS EXPENSES	$ 0.00	$ 2.68	$ 0.00	$ 50.00	$ 50.00	$ 50.00	$ 50.00	$ 50.00	$ 50.00	$ 214.25	$ 50.00	$ 50.00	616.93
Total Expenses	$ 30,857.75	$ 33,502.98	$ 134,891.66	$ 19,856.41	$ 22,077.81	$ 34,248.20	$ 25,463.22	$ 23,648.87	$ 31,237.29	$ 48,196.78	$ 64,204.69	$ 60,586.66	528,772.32
Net Operating Income	-$ 67,161.62	-$ 72,115.06	-$ 172,350.19	-$ 66,712.69	-$ 70,272.41	-$ 88,186.57	-$ 74,907.01	-$ 72,095.16	-$ 76,245.62	-$ 86,217.22	-$ 107,278.41	-$ 86,069.59	1,039,611.55
Net Income	-$ 67,161.62	-$ 72,115.06	-$ 172,350.19	-$ 66,712.69	-$ 70,272.41	-$ 88,186.57	-$ 74,907.01	-$ 72,095.16	-$ 76,245.62	-$ 86,217.22	-$ 107,278.41	-$ 86,069.59	1,039,611.55